EXHIBIT 99.1

By-Law #1 of Suncor Energy Inc.

SUNCOR ENERGY INC.

BY-LAW NO. 1

By-laws regulating the business and affairs

of the Corporation

(Amended and Restated as of February 28, 2002, February 28, 2007 and July 30, 2014)

1.         BOARD OF DIRECTORS AND BOARD COMMITTEES

(a)       Number of Directors - Subject to any minimum and maximum number of directors specified in the Articles, the number of directors to be elected at any meeting of shareholders shall be the number of directors then in office, or such other number as has been determined from time to time by resolution of the board of directors.

(b)       Committees - The board of directors may appoint from among their numbers one or more committees of directors, however designated, and subject to the Canada Business Corporations Act and the regulations promulgated thereunder, all as amended from time to time (the “Act”), may delegate to such committee or committees any of the powers of the directors.  The board of directors shall appoint a chairman of each such committee to serve at the pleasure of the board.  Subject to the Act and By-laws, and unless otherwise determined by resolution of the board of directors, a majority of the members of a committee shall constitute a quorum for meetings of committees, and in all other respects, each such committee shall have the power to determine its own rules of procedure.

2.         MEETINGS OF SHAREHOLDERS

(a)       Place and Time - Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within Canada on such date and at such time as may be determined from time to time by the board of directors.  To the extent permitted by the Act, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means.

(b)       Chairman - The Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act, such other person (other than a person who is an executive officer or employee of the Corporation) as may have been designated by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of shareholders.  In the absence of all such persons or, in case of their inability or refusal or failure to act, the persons present entitled to vote shall choose another director as chairman and if no director is present, or if all the directors present refuse to act, then the persons entitled to vote shall choose one of their number to be chairman of the meeting.

(c)       Quorum - At all meetings of shareholders, except meetings at which only holders of one or more classes or one or more series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present and for not less than 25 per cent of the outstanding shares of the Corporation which may be voted at the meeting to be represented in person or by proxy or by a duly authorized representative of a shareholder.  At all meetings at which only holders of a particular class or series of preferred shares are entitled to vote, it shall be necessary in order to constitute a quorum for two persons entitled to vote at the meeting to be present.  If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.  If a quorum is not present at the opening of any meeting of shareholders, the holders present or represented of a majority of the shares represented at the meeting may adjourn the meeting to a fixed time (at least 24 hours after the time fixed for the meeting) and place, but no other business may be transacted.  Notwithstanding the foregoing, at such adjourned meeting the shareholder or shareholders entitled to vote then present or represented shall constitute a quorum.

(d)       Proxies - A shareholder is entitled to vote in person or by proxy or, if a body corporate or an association, by any individual duly authorized by a resolution of the directors or governing body of the body corporate or association.  To the extent permitted by the Act, the directors may provide for the depositing and tabulation of proxies by telephonic, electronic or other communication means.

(e)       Procedure and Voting at Meetings - The chairman of a meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects.  His decision on all matters or things shall be conclusive and binding upon the meeting.  Except as may be otherwise prescribed by law, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting.  In case of an equality of votes, the chairman of the meeting shall not have a casting vote in addition to the vote or votes to which he is entitled as a shareholder, a proxyholder or a duly authorized representative of a shareholder.  Every matter submitted to a meeting of shareholders for decision shall be decided on a show of hands unless a ballot is required or demanded.  The chairman of the meeting may require, or any shareholder or proxyholder may demand, a ballot on any matter either before or after any vote by a show of hands.  A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  A ballot so required or demanded shall be taken in such manner and either at once or after adjournment, as the chairman of the meeting shall direct.  The result of the ballot shall be the decision of the meeting, whether or not a vote by a show of hands shall have been taken previously on the same matter.  Every person entitled to vote at a meeting of shareholders shall have one vote on a show of hands and, subject to the articles of the Corporation, upon a ballot shall be entitled to one vote for each share of the Corporation having such voting right which he holds or represents.  Notwithstanding the foregoing, to the extent permitted by the Act, a person entitled to vote at a meeting of shareholders may vote by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(f)        Scrutineers - The chairman of a meeting of shareholders may, or if a ballot is to be taken shall, appoint one or more persons who need not be shareholders to act as scrutineers of the meeting or any adjournment thereof.

(g)       Addresses of Shareholders - Every shareholder shall furnish to the Corporation an address to or at which all notices and documents intended for the shareholder shall be sent.  If no address appears in the records of the Corporation, such notice or document may be sent to such address as may be considered to be the most likely to result in the notice or document reaching the shareholder.  The accidental omission to give any notice or document to any shareholder shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

(h)       Shareholder Entitled to Certificate of Acknowledgment – Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

3.         MEETINGS OF DIRECTORS

(a)       Place, Time and Notice - Subject to the provisions of any resolution of the board of directors, meetings of the board of directors may be called at any time by the Chairman of the Board, or any two directors, or the President, or in the absence or disability of the President,  any two Vice-Presidents, or by order of the board of directors, and meetings of any committee of the board of directors may be called at any time by the aforesaid persons, or by the chairman of the applicable committee, or by order of the applicable committee.  Notice of the time and place for holding any meeting of the board of directors or any committee shall be given at least 48 hours prior to the time fixed for the meeting.  Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the board of directors or committee, as applicable.

(b)       Chairman - Subject to the provisions of any resolution of the board of directors, the Chairman of the Board, if any, or, in his absence or in case of his inability or refusal or failure to act,  such other director (other than a director who is an executive officer or employee of the Corporation), if any, designated from time to time by the Chairman of the Board to exercise such function in his absence, shall preside at meetings of the board of directors, and the chairman of a committee, if any, or, in case of his absence or inability or refusal or failure to act, that one member of the applicable committee (who is a director other than a director who is an executive officer or employee of the Corporation), if any, designated by the chairman of the committee to exercise such function in his absence, shall preside at meetings of the committee.  If  the Chairman of the Board or committee chairman, as applicable, and such designated director, if any,  be absent or unable or refuse or fail to act, the directors present may choose a chairman from among their number.  The chairman at any meeting of directors or a committee may vote as a director.

(c)       Quorum - A majority of the directors in office shall constitute a quorum for a meeting of the board of directors.

(d)       Voting - Questions arising at a meeting of the directors or any committee shall be decided by a majority of the votes cast.  In case of an equality of votes, the chairman of the meeting shall not have a casting vote in addition to the vote to which he is entitled as a director.

4.                                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a)       Indemnity - Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation,  or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and his heirs and representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding to which he is involved by reason of that association with the Corporation or such other entity, if

(i)           he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)                              in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(b)       Insurance - The Corporation may purchase and maintain insurance for the benefit of any person referred to in clause 4(a) hereof against such liability as the board of directors may from time to time determine and as permitted by the Act.

5.         DELEGATION

Without limit to the powers of the board of directors as provided in the Act, but subject to any limitations as provided in the Act, the board of directors may from time to time on behalf of the Corporation delegate to one or more persons whether or not directors or officers of the Corporation all or any of their powers to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

6.         EXECUTION OF DOCUMENTS

The board of directors may from time to time determine the officers or other persons by whom any particular document or instrument or class of documents or instructions of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

7.         NOTICES

(a)       Method of Giving Notices - Subject to the Act, any notice (which term includes any communication or other document) to be given (which term includes sent, delivered or served) pursuant to the Act the Articles, the by-laws or otherwise to a shareholder, director, officer or auditor may be given and, if so given, shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary mail (except in the event of an actual or threatened stoppage or slow-down in mail delivery, in which case an alternate method of giving notice shall be used) or if sent to him at his recorded address (which term shall include his recorded facsimile number or electronic mail address) by means of any prepaid transmitted or recorded communication, including by means of telecopy, facsimile or otherwise by electronic means.  A notice so delivered shall be deemed to have been given and received when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the person to whom it is delivered or mailed did not receive the document within that time or at all.  A notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or transmitted by or on behalf of the Corporation, and shall be deemed to have been received at the same time, unless there are reasonable grounds for believing that the person to whom it is sent did not receive the notice within that time or at all.  Notwithstanding the foregoing, any notice so delivered (other than by prepaid ordinary mail), dispatched or transmitted to the recorded address after 5:00 p.m. local time at the place of delivery or on a Saturday, Sunday or banking holiday (a “non-business day”) at the place of delivery, shall be deemed to have been received at 8:00 a.m. local time on the first day thereafter that is not a non-business day.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.  Nothing in this section shall be construed as precluding the giving of notice by the Corporation in any other manner.

(b)       Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders, but notice to one of such persons shall be sufficient notice to all of them.

(c)       Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

(d)       Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

8.         INTERPRETATION

In this by-law, words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine gender; and words importing persons include individuals, corporations, partnerships, trusts and unincorporated organizations.

ADOPTED by the Board of Directors on the 30th day of July 2014.

“Steve Williams”
President & Chief Executive Officer

“Janice Odegaard”
Corporate Secretary